[Global Crossing Limited Logo]

October 13, 2008

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549

Re: Global Crossing Limited
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 13, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008
File No. 1-16201

Dear Mr. Spirgel:

We have set forth below the response of Global Crossing Limited (the "Company") to the comments contained in the letter of the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated September 29, 2008 with respect to the Company's Form 10-K for the fiscal year ended December 31, 2007, filed on March 13, 2008, and the Company's Form 10-Q for the fiscal quarter ended June 30, 2008, filed on August 6, 2008. For your convenience, we have repeated the Staff's comments before each response.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Contractual Cash Commitments, page 72

1. It is unclear to us why your table of contractual cash commitments excludes all principal payments for the 5% Convertible Notes. Please explain this exclusion in more detail and expand your disclosure in future filings.

Response: We excluded the principal payments for the 5% Convertible Notes from the contractual cash commitments table as we expected the obligation to be settled by issuing shares of our common stock. However, since the option to receive settlement in common stock is a conversion right held by the note holders, until such time as a note holder elects to convert into common stock, we will revise our disclosure and include the principal payments for the 5% Convertible Notes in our contractual cash commitments table in our 2008 and subsequent Forms 10-K.

Global Crossing Limited and Subsidiaries Consolidated Financial Statements, page F-1

Note 2. Basis of Presentation and Significant Accounting Policies, page F-8

Property and Equipment, net, page F-12

2. We note that you utilized an independent third-party to assist in the preliminary allocation of the value of your property and equipment as of the Effective Date. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

Response: Our future filings will exclude any reference to an independent third-party assisting us in the preliminary allocation of the value of our property and equipment as of the Effective Date. Our 2008 Form 10-K will include an explanation of the method and assumptions used by management to determine the allocation. The revised disclosure is provided below.

"Property and Equipment, net

Property and equipment, net, which includes amounts under capitalized leases, were stated at their estimated fair values as of the Effective Date as determined by the Company's reorganization value. The Company determined the fair value of its property and equipment as of the Effective Date by using a replacement cost approach and, in the limited circumstances described below, a market approach. Under the replacement cost approach, fair value was determined by examining an asset's replacement cost and adjusting for loss in value due to physical depreciation and economic and functional obsolescence. The replacement cost estimates were based on vendor pricing, inclusive of discounts, available to the Company at the Effective Date for technology available at the time, and were not based on prices that may have been available through equipment purchases from financially distressed communications companies. For assets where actual vendor pricing information as of the Effective Date was not available to the Company, the market approach was used. Under the market approach, fair value was determined by comparing recent sales of similar assets and adjusting for factors such as physical differences, age, and economic and functional obsolescence. The estimates were based on market comparables obtained from various sources, including discussions with equipment brokers and dealers."

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact the undersigned at (973) 937-0333.

Very truly yours,

/s/ John A. Kritzmacher___________
Name: John A. Kritzmacher
Title: EVP and Chief Financial Officer